SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

13 September 2002

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Form 20-F ☒ Form 40-F ☐
[indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Yes ☐ No ☒
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

ROYAL & SUNALLIANCE

news

IMMEDIATE **12 September 2002**

Royal & SunAlliance Announces Change in Chief Executive

The Board of Royal & Sun Alliance Insurance Group plc announces that Bob Mendelsohn will step down from his roles as Director and Group Chief Executive Officer with immediate effect.

Bob Gunn, currently Group Chief Operating Officer, will take over the role, pending a permanent appointment. A search and recruitment process involving both internal and external candidates is under way.

Royal & SunAlliance's Chairman, Sir Patrick Gillam said,

"Bob Mendelsohn has led the Group through difficult times for the insurance industry. He has set a firm strategic direction and has done much to drive change in both the business philosophy and in the culture of the Group. However, in order to exploit the work done to date, it is the Board's view that the interests of the Group will be best served by a change in the top management."

Bob Mendelsohn's compensation will be in line with his contract which has a two year notice period but with compensation capped at eighteen months.

As outlined at the time of the half year results in August, the Group is reviewing its capital requirements for the remainder of 2002 and for 2003 and the performance of a number of its businesses.

It is the Board's intention that this work, and a consequent decision on the need for external capital raising, will be completed and the findings will be announced no later than the third quarter results release on 7 November.

--ENDS--

....more

For further information:

Malcolm Gilbert
DL +44(0)20 7569 6138

Stephen Clark
DL +44(0)20 7569 6127

Notes to Editors:

Bob Gunn, was appointed Group Chief Operating Officer in September 2001, having served as Group Director - Americas for Royal & SunAlliance since 1998 and as a member of the Group's Board of Directors since June 1999. Previously, Mr Gunn was Chief Executive of the Group's Canadian operations from 1990, having originally joined Royal & SunAlliance in 1973

Bob Mendelsohn was appointed Group Chief Executive Officer and Director of Royal & Sun Alliance Insurance Group plc on December 3, 1997. He joined the Group in January 1994 as Chief Executive Officer and President of Royal Insurance in the USA, following a 20 year career with W.R. Berkley Corporation, a US property and casualty insurance group, where he was President and Chief Operating Officer. Before joining W.R. Berkley, he was an attorney with Willkie Farr & Gallagher in New York.

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
Royal & Sun Alliance Ins Group PLC	Blocklisting Interim Review	10:01 13 Sep 02	10:01 13 Sep

Full Announcement Text

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1.	Name of company	Royal & Sun Alliance Insurance Group plc			
2.	Name of scheme	Royal & SunAlliance 401(k) Account			
3.	Period of return: From:	March 2002	To:	31 August 2002	
4.	Number and class of shares(s) (amount of stock / debt security) not issued under scheme	305,000 ordinary shares of 27.5p each			
5.	Number of shares issued / allotted under scheme during period	Nil			
6.	Balance under scheme not yet issued / allotted at end of period	305,000 ordinary shares of 27.5p each			
7.	Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission	305,000 ordinary shares of 27.5p each, listed on 8 March 2002			

Please confirm total number of shares in issue at the end of the period in order for us to update our records	1,439,945,133 ordinary shares of 27.5p each

Contact for queries:	Name:	Balbir Kelly
	Address:	30 Berkeley Square, London, W1J 6EW
	Telephone:	020 7569 4038

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1.	Name of company	Royal & Sun Alliance Insurance Group plc
2.	Name of scheme	Royal & Sun Alliance Insurance Group plc Equity Incentive Plan for U.S. Employees
3.	Period of return: From:	March 2002 To: 31 August 2002
4.	Number and class of shares(s) (amount of stock / debt security) not issued under scheme	1,305,000 ordinary shares of 27.5p each
5.	Number of shares issued / allotted under scheme during period	Nil
6.	Balance under scheme not yet issued / allotted at end of period	1,305,000 ordinary shares of 27.5p each
7.	Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission	Total of 1,305,000 ordinary shares of 27.5p each, listed as follows: 728,597 on 4 March 2002 521,403 on 5 March 2002 55,000 on 8 March 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 1,439,945,133 ordinary shares of 27.5p each

Contact for queries:

Name: Balbir Kelly

Address: 30 Berkeley Square, London, W1J 6EW

Telephone: 020 7569 4038

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1.	Name of company	Royal & Sun Alliance Insurance Group plc
2.	Name of scheme	Royal & Sun Alliance Insurance Group plc Employees' Stock Purcha Plan for U.S. Employees
3.	Period of return: From:	March 2002 To: 31 August 2002
4.	Number and class of shares(s) (amount of stock / debt security) not issued under scheme	1,304,668 ordinary shares of 27.5p each

5.	Number of shares issued / allotted under scheme during period	366,245
6.	Balance under scheme not yet issued / allotted at end of period	938,423 ordinary shares of 27.5p each
7.	Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission	Total of 1,304,668 ordinary shares of 27.5p each, listed as follows: 244,880 on 5 March 2002 715,563 on 7 March 2002 344,225 on 8 March 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records	1,439,945,133 ordinary shares of 27.5p each

Contact for queries:	Name:	Balbir Kelly
	Address:	30 Berkeley Square, London, W1J 6EW
	Telephone:	020 7569 4038

END

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
Royal & Sun Alliance Ins Group PLC	Blocklisting Interim Review	10:00 13 Sep 02	10:00 13 Sep

Full Announcement Text

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1.	Name of company	Royal & Sun Alliance Insurance Group plc
2.	Name of scheme	Royal Insurance Holdings 1988 Savings Related Share Optio Scheme; Royal Insurance Holdings Irish Savings Related Sh Option Scheme; Royal Insurance Holdings 1988 Share Optio Scheme; Royal Insurance Holdings 1989 Overseas Share Option Scheme
3.	Period of return: From:	01 March 2002 To: 31 August 2002
4.	Number and class of shares(s) (amount of stock / debt security) not issued under scheme	6,891,806 ordinary shares of 27.5p each
5.	Number of shares issued / allotted under scheme during period	135,835 ordinary shares of 27.5p each
6.	Balance under scheme not yet issued / allotted at end of period	6,755,971 ordinary shares of 27.5p each
7.	Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission	760,000,000 ordinary shares of 25p each, listed July 1996

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 1,439,945,133 ordinary shares of 27.5p each

Contact for queries:

Name: Balbir Kelly

Address: 30 Berkeley Square, London, W1J 6EW

Telephone: 020 7569 4038

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Date: 13 September 2002

By: ______________________
(Signature)*
Name: J V Miller
Title: Director Financial Control & Group Company Secretary

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* Print the name and title of the signing officer under his signature.